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                              November 16, 2023

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Bitcoin
Trust (BTC)
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 000-56121

       Dear Michael Sonnenshein:

              We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 1A. Risk Factors, page 44

   1. We note your response to comment 3 and your undertaking to provide updated disclosure in future filings
regarding the risks to the Sponsor and the Trust arising from any legal and financial difficulties
of Digital Currency Group, Inc. that are material to the Trust.
                                                        Subsequent to your
October 6, 2023 response letter, we also note the recent lawsuit filed by the NY Attorney
General against Digital Currency Group, Inc., among others. In light of this development,
please tell us how you considered updating your disclosure in future filings to address the
substance of comment 3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Sonnenshein
Grayscale Investments, LLC
November 16, 2023
Page 2

       Please contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameMichael Sonnenshein                    Sincerely,
Comapany NameGrayscale Investments, LLC
                                                         Division of
Corporation Finance
November 16, 2023 Page 2                                 Office of Crypto
Assets
FirstName LastName